Exhibit 99.1

ASX RELEASE | June 14, 2018 | ASX:PLL; NASDAQ:PLLL

PIEDMONT LITHIUM ANNOUNCES MAIDEN MINERAL RESOURCE

•	Maiden Mineral Resource estimate of 16.2 Mt @ 1.12% Li2O

•	Resource is based on 231 core holes and over 35,300 meters of drilling

•	Metallurgical test work ongoing, with pilot-scale testing commencing this month

•	Scoping Study for integrated lithium project expected in Q3 2018

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce a maiden Mineral Resource estimate on its Core property of 16.19 million tonnes at 1.12% Li2O, containing 182,000 tonnes of lithium oxide (Li2O) or 450,000 tonnes of Lithium Carbonate Equivalent (“LCE”) (the benchmark equivalent raw material used in the lithium industry). Approximately 52% or 8.50 million tonnes of the Mineral Resource is classified in the Indicated Resource category.

The Mineral Resource estimate has been prepared by independent consultants, CSA Global Pty Ltd (“CSA Global”) and is reported in accordance with the JORC Code (2012 Edition).

Table 1: Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)

Category	Resource (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	8.50	1.15	98,000	242,000
Inferred	7.70	1.09	84,000	208,000
Total	16.19	1.12	182,000	450,000

Piedmont’s maiden Mineral Resource is the first resource estimate completed in over 30 years in the historic Carolina Tin-Spodumene Belt, which was the home of most of the world’s lithium production and processing from the 1950s until the 1980s. The region continues to be the home to the US lithium processing facilities of Albemarle Corporation and FMC Corporation. The current resource is within our Core Property, which is 5 kilometres north of the historic Hallman-Beam mine (ex-FMC).

Piedmont is now focused on the completion of the Scoping Study which is expected in Q3 2018 and will reflect the Company’s strategy of building an integrated lithium processing business based on proven, conventional technologies and benefitting from the inherent advantages of Piedmont’s strategic North Carolina location, including;

✓	Low cost power and gas	✓	Cost-competitive, highly skilled local labour
✓	Abundant transportation infrastructure	✓	No camp or fly-in/fly-out requirements
✓	Readily available and low-cost reagents	✓	Proximity to low cost service infrastructure
✓	Low state and federal taxes	✓	No state or federal royalties or mineral tax
✓	Strong local government support	✓	Privately-owned lands

In addition to the maiden Mineral Resource estimate a new Exploration Target of 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O has been estimated by CSA Global within the Core Property.  The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
S Corridor
F Corridor
B Corridor
500 m
Extent of inferred resource
Extent of indicated resource
Resource constraining shell
Drillholes within resource model
Drillholes outside resource model

Figure 1:  Plan View of Core Property Showing Drill Hole Locations, Resource, and Resource Shell

Keith D. Phillips, President and Chief Executive Officer, said, “This high-grade maiden resource has surpassed our initial exploration target and represents an important milestone for Piedmont.  The resource will underpin the upcoming Scoping Study, which we believe will reflect the significant advantages associated with our unique location.  There are many interesting lithium projects being advanced around the world, but Piedmont has the only project based in the industrial heartland of the United States and the cradle of lithium production, with all the economic and strategic benefits that derive from that position.  With regional exploration progressing and constructive conversations ongoing with numerous local land owners, we are optimistic that this initial resource will be just the beginning, and that Piedmont is well-positioned to develop a world-class, low-cost integrated lithium business in the United States.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Mineral Resource Estimate

The maiden Mineral Resource estimate (“MRE”) for Piedmont’s wholly-owned Piedmont Lithium Project in North Carolina, USA was prepared by independent consultants, CSA Global Pty Ltd (“CSA Global”) in accordance with the JORC Code (2012 Edition).

Table 2: Mineral Resource Estimate Grade / Tonnage Table

Cut-Off Grade (Li2O%)	Resource Tonnes	Grade (Li2O%)
1.00	10,342,000	1.32
0.90	11,943,000	1.27
0.80	13,315,000	1.23
0.70	14,361,000	1.19
0.60	15,149,000	1.17
0.50	15,748,000	1.14
0.40	16,194,000	1.12
0.20	16,686,000	1.10

Mineral Resource Estimate Grade / Tonnage Curve
Resource Tonnes
Grade (Li2O%) (Sec. Axis)
Mineral Resource Estimate (Tonnes)
Resource Grade (Li_2O%)
Cut-Off Grade (Li_2O%)
17,000,000
16,000,000
15,000,000
14,000,000
13,000,000
12,000,000
11,000,000
10,000,000
1.35
1.30
1.25
1.20
1.15
1.10
1.05
0.20
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1.00
1.10

Figure 2: Grade Cut-off v. Tonnage Curve

Drilling on the project’s 530-acre Core property consists of 248 holes totalling 37,837 meters.  The Mineral Resource utilizes 231 of the holes for a total of 35,313 metres.  Assays are pending for 15 holes.  Two holes, 18-BD-227 and 228 (reported in press lease dated June 7, 2018) have not been included in the Mineral Resource due to the lack of sufficient information at the time cut-off for the Mineral Resource estimation.

Extent of inferred resource
Extent of indicated resource
Resource constraining shell
Drillholes within resource model
Drillholes outside resource model
RL
N
E

Figure 3:  3D Isometric View of Pegmatites and Resource Constraining Shell

Geology

Within the Project, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated, biotite, hornblende, quartz feldspar gneiss or commonly referred to as amphibolite.  The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.

Three main zones of mineralization have been extensively drilled leading to Indicated and Inferred resource classifications.  The largest is in the western portion of the property, known as the B-G Corridor (Figure 1), where close spaced drilling has identified mineralization for 1,400 meters along strike and to a depth of 150 to 200 meters below surface.  This corridor accounts for 54% of the total resource reported.  Due to multiple pegmatites within the corridor, schematic block long sections showing the accumulative grade (Figure 4) and thickness (Figure 5) are provided below.

200 m RL
100 m RL
0 m RL
LS_Grade
<0.40
0.40 to 1.00
> = 1.00
Resource shell
200 m

Figure 4:  Schematic block long section of B-G corridor looking Northwest
Showing the accumulated weighted average grade (Li2O%) of the blocks

200 m RL
100 m RL
0 m RL
THICK
<2.50
2.50 to 5.00
5.00 to 10.00
10.00 to 20.00
> = 20.00
Resource shell
200 m

Figure 5:  Schematic block long section of B-G corridor looking Northwest
Showing accumulated horizontal pegmatite thickness in meters (not true thickness)

The F Corridor is the second largest area of mineralization (Figure 1) and accounts for 30% of the total resource reported.  It is located along the eastern portion of the property and also consists of multiple pegmatite dikes, these have been drilled for 750 meters along strike and 150 to 200 meters below surface.  Figure 6 and Figure 7 are accumulated grade and thickness long block sections for the F corridor.

200 m RL
100 m RL
0 m RL
LS_Grade
<0.40
0.40 to 1.00
> = 1.00
Resource shell
200 m

Figure 6:  Schematic block long section of the F corridor looking Northwest
Showing the accumulated weighted average grade (Li2O%) of the blocks

200 m RL
100 m RL
0 m RL
THICK
<2.50
2.50 to 5.00
5.00 to 10.00
10.00 to 20.00
> = 20.00
Resource shell
200 m

Figure 7:  Schematic block long section of the F corridor looking Northwest
Showing accumulated horizontal pegmatite thickness in meters (not true thickness)

The third area, known as the S corridor (Figure 1), is divided into two zones of mineralization and accounts for the remaining 16% of the total resource reported.  The set of accumulated long block sections are provided for grade and thickness in Figure 8 and Figure 9.

200 m RL
100 m RL
0 m RL
LS_Grade
<0.40
0.40 to 1.00
> = 1.00
Resource shell
200 m

Figure 8:  Schematic block long section of the S corridor looking Northwest
Showing the accumulated weighted average grade (Li2O%) of the blocks

200 m RL
100 m RL
0 m RL
THICK
<2.50
2.50 to 5.00
5.00 to 10.00
10.00 to 20.00
> = 20.00
Resource shell
200 m

Figure 9:  Schematic block long section of the S corridor looking Northwest
Showing accumulated horizontal pegmatite thickness in meters (not true thickness)

The mineralized dikes in each of the three corridors generally strike northeast and dip southeast.  More specifically, the thicker dikes dip moderately southeast and are commonly accompanied by a series of thinner shallowly dipping dikes referred to as hanging wall flats (Figure 10).  The mineralized dikes are relatively consistent along strike where a single dike or a close spaced series of dikes can be traced for over 1,000 meters.

Section B_560N
Hangingwall Flats
Hangingwall Flats
Primary Pegmatite Dikes
10-BD-16
18-BD-174
17-BD-84
10-BD-17
17-BD-118
18-BD-192
17-BD-122
W_FW_1_A
W_HW_1_A
B_FW_1_A
B_HW_E3
B_HW_E4
B_HW_E5
B_HW_1_A
B_FW_3
S_HW_E2A
S_HW_E3
S_HW_E1
S_FW_1A
200mRL
0mRL
3916000mN
3916500mN
3916000mN
473000mE
473500mE
474000mE
Legend
Phase 3 Drillhole Collar - Partial Data
Phase 3 Drillhole Collar
Drillhole Collar
Pegmatite Contact Orientation
Property Boundary
Drainage
Topography
Base of Overburden
Base of Saprolite
Interpreted Fault
Lithology
OVB
Clay
red clay
SAP
Quartzite
GNS
LGn
FelGn
FBtGn
AMPH
SCH
DAC
BSLT
MDike
Kaolinite
DIOR
PEG
SPEG
Pyrite
SILT
Shear
none
Li2O Grade (%)
< 0.10
0.10 to 0.25
0.25 to 0.50
0.50 to 0.80
0.80 to 1.00
1.00 to 2.00
>= 2.00
0
50
100m
UTM NAD83 Zone 17N
Author: L.McGarry Date: 05/06/18

Figure 10:  Cross section showing the moderately dipping primary dikes and accompanying hanging wall flats.

To date over 50 spodumene pegmatite bodies have been identified and or modeled on the property.  The dikes pinch and swell resulting in variable drill intercepts ranging from 1 to 20 meters in thickness.  In addition, a series of barren pegmatites exist, their orientations are more variable with some oriented parallel to the mineralized dikes and others oriented northwest-southeast.

Drilling

To date a total of 248 diamond core holes have been drilled totalling 37,837 meters.  The table below shows the breakdown of drilling with regards to the historic drilling completed by North Arrow Minerals and the subsequent drilling programs completed by Piedmont Lithium.

Table 4: Drilling campaigns undertaken by Piedmont and historical data included in MRE

Phase	No. Holes	Exploratory Drilling (m)	Infill Drilling (m)	Total Length Drilled (m)
Historical	19	2,544	-	2,544
Phase 1	12	1,667	-	1,667
Phase 2	93	12,263	-	12,263
Phase 3	124	5,491	15,872	21,363
Total	248	21,964	15,872	37,837

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.  The drill holes were oriented to best intersect the pegmatites perpendicularly.

Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig.  This data was highly beneficial in the interpretation of the pegmatite dikes.

Spacing of drill holes varied for each drilling phase.  The historic and Phase 1 drilling were exploratory in nature where Phase 2 drilling started to identify the mineralized trend at 80 by 40 meters spacing.  The infill drilling of Phase 3 targeted a 40 by 40 meter grid spacing.

Drill collars were located with the differential global positioning system (DGPS) with the Trimble Geo 7 unit which resulted in accuracies of less than 1 meter.  All coordinates were collected in State Plane and re-projected to NAD83 zone17 in which they are reported.

Down hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approximately every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Drillholes completed and reported
Drillholes completed assays pending
Pegmatite dykes
Property boundary
500 m

Figure 11:  Piedmont Lithium’s cumulative drilling program

Metallurgy

Piedmont Lithium has partnered with North Carolina State University’s Minerals Research Laboratory to undertake bench and pilot scale metallurgical testwork programs for spodumene concentration.

Flotation testwork previously published demonstrated the ability of Piedmont ore to produce quality spodumene concentrate on a range of grind sizes using a variety of collectors.  The Company has concluded bench scale flotation optimization tests and heavy liquid separation tests in May 2018 and a process testwork report update is expected within the next several weeks.

Table 6 – Preliminary Spodumene Flotation Bench Test Results

Parameter	Bench Flotation Tests with Magnetics Removal
Head Grade (% Li2O)	1.19-1.27
Final Concentrate Grade (% Li2O)	6.28 - 6.35
Final Concentrate Iron Content (% Fe2O3)	0.66 - 0.69
Scavenger Tailings Grade (% Li2O)	0.04

Pilot testwork is expected to commence within June 2018.  The Company has also scheduled an ore sorting testwork program to be undertaken in August 2018.

Bench-scale conversion testwork to demonstrate Piedmont Lithium’s ability to convert spodumene concentrate to battery grade quality lithium hydroxide monohydrate and lithium carbonate is planned for 2H 2018 upon conclusion of the pilot concentration testwork program.  The Company expects to select its conversion testwork partner within June 2018.

Future Exploration and Exploration Target

Exploration to date has identified pegmatite dikes outside of the current Mineral Resource area that warrant further exploration.

•
Corridor Extensions: To the south of the B Corridor, results from drilling, including holes 18-BD-227 and 228 inform a modelled strike extension of 220 meters. Between B and G Corridors, down-dip extensions are modelled over a strike length of 100 meters. To the northwest of the G Corridor, a strike extension of 150 meters is modelled.

At the F Corridor up-dip extensions are modelled along a strike length of 250 meters.  To the South, an along strike extension of 400 meters is modelled. To the east, a parallel dike is modelled over a strike length of 200 meters.

Modelled extensions to the B, G and F Corridors (Figure 12), have a total strike length of 1,300 meters. For each extension, after consideration of modelled pegmatite continuity, the potential downdip extent and accumulated true thickness were estimated. These average 150 meters and 10 meters respectively and generate a total volume of approximately 2 million cubic meters.

•	Pegmatites within the current geological model: Dikes that could have a reasonable prospect of economic extraction with additional exploration have a modelled volume of 0.5 million cubic meters.

To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4 % Li2O cut off, an average grade of 1.10 % Li2O is estimated. For the 70% of assays that are above a 0.6 % Li2O cut off, an average grade of 1.20 % Li2O is estimated.  Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.75 million cubic meters to 2 million cubic meters for spodumene bearing pegmatite with economically interesting grades. A density value of 2.71 g/cm3 is applied to derive tonnage values.

Using the above methodology an Exploration Target of between 4.75 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Piedmont Lithium Project deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

This Exploration Target is based on the actual results of Piedmont’s previous drill programs. To further develop this deposit and develop the Mineral Resource, the Company will complete additional step out and infill drilling to establish geological and grade continuity within the Corridor Extensions aiming for a drill spacing of 40 x 40 meters.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
S Corridor
F Corridor
B Corridor
500 m
Extent of inferred resource
Extent of indicated resource
Resource constraining shell
Drillholes within resource model
Drillholes outside resource model
Target areas

Figure 12:  Exploration Target Areas

Drilling is underway on the Company’s Sunnyside Property with initial results expected in the coming weeks, with drilling to follow on Piedmont’s Central property.  Further drilling programs will be developed over the next year which are expected to target the highest priority areas within the Project.

Further Activities Timeline

The following schedule is illustrative and subject to revision upon the completion of our Scoping Study and will be impacted by the results of discussions with potential strategic and product off-take partners.

Figure 13:  Illustrative Timeline for Development of Piedmont Lithium Mine and Concentrator

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.  It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

USA
Piedmont Lithium Project
Lincolnton
Piedmont Lithium Project
Hallman-Beam Mine
Bessemer City
Shelby
Gastonia
Kings Mountain Mine
FMC, Bessemer City Lithium Processing Facility
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Charlotte
321
85
77
N
Piedmont Lithium project
Major highway
Railway
City
20 km

Piedmont Lithium Location and Bessemer City Lithium Processing Plant (FMC, Top Right) and Kings Mountain Lithium Processing Facility (Albemarle, Bottom Right)

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC Corporation (“FMC”). FMC and Albemarle Corporation (“Albemarle”) both historically mined the lithium bearing spodumene pegmatites within the TSB and developed and continue to operate the two world-class lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world. The Company is in a unique position to leverage its position as a first mover in restarting exploration in this historic lithium producing region with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Australian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained lithium oxide" or “lithium carbonate equivalent in a resource is permitted disclosure under Australian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.”

Competent Persons Statements

The information in this report that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Exploration Targets is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.

Summary of Resource Estimate and Reporting Criteria

This ASX announcement has been prepared in compliance with JORC Code 2012 Edition and the ASX Listing Rules.  The Company has included in Annexure A, the Table Checklist of Assessment and Reporting Criteria for the Piedmont Lithium Project as prescribed by the JORC Code 2012 Edition and the ASX Listing Rules.

The following is a summary of the pertinent information used in the MRE with the full details provided in Table 1 included as Annexure A.

Geology and Geological Interpretation

Regionally, the Carolina Tin-Spodumene belt extends for 40 kilometers along the litho tectonic boundary between the Inner Piedmont and Kings Mountain belts.  The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite Figure 14, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn).  The dikes are considered to be unzoned.

USA
Piedmont Lithium Project
N
Lincolnton
321
Piedmont Lithium Project
Hallman-Beam Mine
Bessemer City
Shelby
Gastonia
74
Kings Mountain Mine
FMC, Bessemer City Lithium Processing Facility
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Former lithium mine
Lithium occurrence
Carolina Tin-Spodumene Belt
Shear zone/Tectonic boundary
Cherryville granite
Major highway
City
20 km

Figure 14:  Regional Location Map

On the property scale, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated, biotite, hornblende, quartz feldspar gneiss or commonly referred to as amphibolite.  The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.

Three main zones of mineralization have been extensively drilled leading to Indicated and Inferred Resource classifications.  The largest is in the western portion of the property, known as the B-G Corridor (Figure 1), where close spaced drilling has identified mineralization for 1,400 meters along strike and to a depth of 150 to 200 meters below surface.  This corridor accounts for 54% of the total resource reported.  Due to multiple pegmatites within the corridor, schematic block long sections showing the accumulative grade (Figure 4) and thickness (Figure 5) are provided.

The F Corridor is the second largest area of mineralization (Figure 1) and accounts for 30% of the total resource reported.  It is located along the eastern portion of the property and also consists of multiple pegmatite dikes, these have been drilled for 750 meters along strike and 150 to 200 meters below surface.  Figure 6 and Figure 7 are accumulated grade and thickness long block sections for the F corridor.

The third area, known as the S corridor (Figure 1), is divided into two zones of mineralization and accounts for the remaining 16% of the total resource reported.  The set of accumulated long block sections are provided for grade and thickness in Figure 8 and Figure 9.

The mineralized dikes in each of the three zones generally strike northeast and dip southeast.  More specifically, the thicker dikes dip moderately southeast and are commonly accompanied by a series of thinner shallowly dipping dikes referred to as hanging wall flats (Figure 10).  The mineralized dikes are relatively consistent along strike where a single dike or a close spaced series of dikes can be traced for over 1000 meters.

To date 50+ spodumene pegmatite bodies have been identified and or modeled on the property.  The dikes pinch and swell resulting in variable drill intercepts ranging from 1 to 20 meters in thickness.  In an addition, a series of barren pegmatites exist, their orientations are more variable with some oriented parallel to the mineralized dikes and others oriented northwest – southeast.

A highly variable, low temperature clay/mica alteration has been Identified on the property, locally and more commonly at depth, it has overprinted the spodumene mineralization resulting in spodumene pseudomorphs that range from partial to complete replacement.  This alteration is easily identified in core by the difference in hardness between the spodumene and the much softer pseudomorphs.   This alteration is not to be confused with highly weathered pegmatite commonly encountered at surface.

Drilling and Sampling Techniques

To date a total of 248 diamond core holes have been drilled totalling 37,837 meters.  The table below shows the breakdown of drilling with regards to the historic drilling completed by North Arrow Minerals and the subsequent drilling programs completed by Piedmont Lithium.

Table 7: Drilling campaigns undertaken by Piedmont and historical data included in MRE

Phase	No. Holes	Exploratory Drilling (m)	Infill Drilling (m)	Total Length Drilled (m)
Historical	19	2,544.0	-	2,544.0
Phase 1	12	1,667.0	-	1,667.0
Phase 2	93	12,262.7	-	12,262.7
Phase 3	124	5,490.7	15,872.5	21,363.2
Total	248	21964.4	15,872.5	37,836.9

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.

Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig.  This data was highly beneficial in the interpretation of the pegmatite dikes.

Spacing of drill holes varied for each drilling phase.  The historic and Phase 1 drilling were exploratory in nature where Phase 2 drilling started to identify the mineralized trend at 80 by 40 meters spacing.  The infill drilling of Phase 3 targeted a 40 by 40 meter grid spacing.

Drill collars were located with the differential global positioning system (DGPS) with the Trimble Geo 7 unit which resulted in accuracies <1 meter.  All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Down hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.  All holes were geologically and geotechnically logged.  All holes were photographed prior to sampling.  Sampled zones were subsequently photographed a second time after the samples had been marked.

The Core was cut in half with a diamond saw with one half submitted as the sample and the other half retained for reference.  Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).  A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%). Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals.

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Sample Analysis Method

All samples from the Phase II and Phase III drilling were shipped to the SGS laboratory in Lakefield, Ontario.  The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).  The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li.  The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.  Starting in August 2017, samples were switched to being analysed using GE ICP90A Li only and then to GE ICP91A Li only.  The table below is a summary of Lab and analysis used for the historical and the different Phases of drilling.

Table 8: Laboratories and Analysis Used

Phase	Laboratory	Prep Codes	Analytical Codes
Historical	ACME Labs	-	7TX, 7PF-Li
Phase 1	Bureau Veritas (Reno, NV)	PRP 70-250	MA270, PF370
Phase 2	SGS (Lakefield, ONT)	CRU21, PUL45	GE ICM40B, GE ICP90A
Phase 3	SGS (Lakefield, ONT)	CRU26, PUL45	GE ICP91A

Bulk Densities for phase 2 and 3 were analyzed by SGS and in house by Piedmont Lithium’s geologist.

Resource Estimation Methodology

Lithological and structural features were defined based upon geological knowledge of the deposit derived from drill core logs and geological observations on surface. Wireframe models of 50 pegmatite dikes and one fault were created in Micromine 2014® by joining polygon interpretations made on cross sections and level plans spaced at 40 meters. Weathering profiles representing the base of saprolite and overburden were modelled based upon drill hole geological logging. A topographic digital terrain model was derived from a 2003 North Carolina State Lidar survey with a lateral resolution of 5 meters and an accuracy of +/-2 meters.

A rotated block model orientated to 35 degrees was constructed in Datamine StudioRM® that encompasses all modelled dikes using a parent cell size of 5 m (E) by 10 m (N) by 5 m (Z). The drill hole files were flagged by the pegmatite and weathering domains they intersected. Statistical analysis of the domained data was undertaken in SuperVisor®. Samples were regularised to 1 meter composite lengths and a review of high-grade outliers was undertaken. Regularised sample grades that fell within the pegmatite model were analysed for directional dependence in order to develop parameters for Li2O grade interpolation by Ordinary Kriging and Inverse Distance Weighting methods. For each modelled pegmatite, regularised sample grades were interpolated into the corresponding pegmatite block model.

Block grade interpolation was validated by means of swath plots, comparison of mean sample and block model Li2O grades and overlapping Li2O grade distribution charts for sample and block model data. Cross sections of the block model with drill hole data superimposed were also reviewed.

Dry bulk density determinations were statistically analysed to determine an appropriate value to assign to each modelled rock type. Pegmatites within saprolitised rock received a density value of 2.39 t/m3 and those within fresh rock received a density of 2.71 t/m3. Saprolitised waste rock received a density value of 1.38 t/m3 and fresh waste rock received a density of 2.74 t/m3.

Classification Criteria

Resource classification parameters are based on the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates.

All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred.

Indicated classification boundaries that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes with along strike and down dip continuity greater than 200 meters and 50 meters respectively and with a true thickness greater than 2.5 meters; and are informed by at least two drill holes and eight samples within a range of approximately 20 meters to the nearest drill hole in the along strike or strike and downdip directions.

No Measured category resources are estimated.

Cut-Off Grades

The Mineral Resource Estimate is reported at a 0.4% Li2O cut-off grade, in line with cut off grades utilized at comparable deposits.

Mining and Metallurgical methods and parameters

The depth, geometry and grade of pegmatites at the property make them amenable to exploitation by open cut mining methods. Inspection of drill cores and the close proximity of open pit mines in similar rock formations indicate that ground conditions are suitable for this mining method.

The resource is constrained by a conceptual pit shell derived from a Whittle optimisation using a revenue factor (USD$750/t for a nominal 6% Li2O concentrate). Material falling outside of this shell is considered to not meet reasonable prospects for eventual economic extraction. Piedmont have elected to conserve select drainage features on the property. Blocks that would impact these features if mined by open pit methods have been excluded from the estimate.

Reasonable prospects for metallurgical recovery are supported by the results of the bulk sampling and metallurgical test work program undertaken by Piedmont Lithium in 2018 at North Carolina State Mineral Research Laboratory.

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria

Section 1 Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
>  Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

> Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

>  Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).

Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
> Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.

Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
> Method of recording and assessing core and chip sample recoveries and results assessed.

> Measures taken to maximise sample recovery and ensure representative nature of the samples.

> Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:

1.    Re-aligning the broken core in its original position as closely as possible.

2.    The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.

3.    The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.

4.    The core was photographed again immediately before sampling with the sample numbers visible.

Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
> Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

> Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.

> The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.

Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.

The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.

All the core from the two hundred and forty-eight holes reported was logged.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation
> If core, whether cut or sawn and whether quarter, half or all core taken.

> If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.

> For all sample types, the nature, quality and appropriateness of the sample preparation technique.

> Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

> Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

> Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.

Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).

The preparation code is CRU21/CRU26 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
> The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

> For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

> Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples from the Phase II and Phase III drilling were shipped to the SGS laboratory in Lakefield, Ontario.

The preparation code was CRU21/CRU26 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li.

The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.

Starting in August 2017, samples were switched to being analysed using GE ICP90A Li only and then to GE ICP91A Li only.

Bulk Densities are collected from each drill hole (one host rock and one mineralized rock) using analyses code GPHY04V. Bulk Densities for Phase III were collected in house using a triple beam scale.

Phase I samples were shipped to the Bureau Veritas minerals laboratory in Reno, Nevada.

The preparation code was PRP70-250 (crush to 70% of sample <2mm, pulverize 250g to 85% <75 microns).

The analysis code was MA270 (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 0.5 to 10,000 ppm (1%) Li. This digestion provides only partial analyses for many elements in refractory minerals, including Ta and Nb. It does not include analyses for Cs.

The over-range method code for Li>10,000 ppm is PF370, which uses a peroxide fusion with an ICP-ES finish and has lower and upper detection limits of 0.001 and 50%, respectively. The laboratory was instructed to implement the over-range method in all samples that exceed 5,000 ppm Li to allow for poor data precision near the upper limit of detection using MA270.

Historical samples (holes 09-BD-01 through 10-BD-19) were submitted to ACME Labs, Vancouver for analysis.

Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).

Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.

Details of CRMs used in the drill program (all values ppm):

Criteria	JORC Code explanation	Commentary
		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-01	Geostats	3132	129
		GTA-02	Geostats	1715	64
		GTA-03	Geostats	7782	175
		GTA-04	Geostats	9275	213
		GTA-06	Geostats	7843	126
		GTA-09	Geostats	4837	174

Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.

Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Verification of sampling and assaying
> The verification of significant intersections by either independent or alternative company personnel.

> The use of twinned holes.

>  Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

> Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

No holes were twinned.

Ten-foot rods and core barrels were used, the core was converted from feet to meters.  Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
> Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

> Specification of the grid system used.

> Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.

All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
> Data spacing for reporting of Exploration Results.

> Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

> Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.

Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totalled and divided by the total drill length for the selected samples

Orientation of data in relation to geological structure
> Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

> If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

The pegmatite dikes targeted trend northeast and dip to the southeast, drillholes were designed, oriented to the northwest with inclinations ranging from -45 to -80 degrees, to best intersect the tabular pegmatite bodies as close to perpendicularly as possible.

Sample security	> The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Criteria	JORC Code explanation	Commentary
Audits or reviews	> The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>     Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

>     The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 1199 acres of surface property and the associated mineral rights from the local landowners.

There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	> Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>     A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

>     easting and northing of the drill hole collar

>     elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

>     dip and azimuth of the hole

>     down hole length and interception depth

>     hole length.

>     If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
All relevant data for drill holes used in the mineral resource estimate have been reported in previous press releases.

Criteria	JORC Code explanation	Commentary
Data aggregation methods
>     In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.

>     Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

>     The assumptions used for any reporting of metal equivalent values should be clearly stated.

All relevant data for drill holes used in the mineral resource estimate have been reported in previous press releases.

All intercepts reported in previous press releases are for down hole thickness not true thickness.

Weighted averaging was used in preparing the intercepts reported.

The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.

Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.

Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.

Li% was converted to Li2O% by multiplying Li% by 2.153.

Relationship between mineralisation widths and intercept lengths
>     These relationships are particularly important in the reporting of Exploration Results.

>     If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

>     If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -80

Diagrams
>     Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams are included in the main body of this report.
Balanced reporting
>     Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All relevant data for drill holes used in the mineral resource estimate have been reported in previous press releases.
Other substantive exploration data
>     Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

Eleven thin section samples were collected and submitted to Vancouver Petrographic for preparation, mineral identification and description.  The Petrographic report identifies the primary mineralogy as quartz, plagioclase (albite), clinopyroxene (spodumene), K-spar and white mica.  Variable amounts of alteration were identified in the pegmatite samples.  One sample of the host rock was submitted and identified as a metadiorite.

Thirteen samples from the Phase 1 drilling have been analysed by Semi Quantitative XRD (ME-LR-MIN-MET-MN-DO3) by SGS Mineral Services.  Within all thirteen samples, spodumene was identified.  Spodumene ranged between 5 and 38.6 wt%.  The primary mineralogy of the pegmatite was identified as quartz, albite, spodumene, microcline and muscovite.

Bulk Densities are collected from each of the Phase II drill holes (one host rock and one mineralized rock) using analyses code GPHY04V. Bulk Densities were collected in house using a triple beam scale using methodology from Dennis Arne for Phase III.

Composite samples of ore intercepts from the Phase I and Phase II drilling have been submitted to North Carolina State Minerals Research Lab for bench scale spodumene concentrate testing.   Results pending.

Criteria	JORC Code explanation	Commentary
Further work
>      The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

>      Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

The Phase II drilling program consisted of 93 holes totaling 13,925m has been completed. After evaluation of all of the Phase II data Piedmont decided to conduct additional Phase III drilling to define the Company’s maiden Mineral Resource estimate in 2018. Phase III drilling consisted of 124 drill holes totaling 21,360m.

Section 3 Estimation and Reporting of Mineral Resources

Criteria	JORC Code explanation	Commentary
Database integrity	> Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
Geological and geotechnical observations are recorded digitally in Microsoft Excel logging templates using standardized logging codes developed for the project.  Populated templates are imported into a central SQL database by a CSA Global database specialist via Datashed® import and validation functions to minimise risk of transcription errors. Likewise, sample data and analytical results are imported directly into the central database from the independent laboratory.

> Data validation procedures used.
An extract of the central database was validated by the Competent Person for internal integrity via Micromine ® validation functions. This includes logical integrity checks of drill hole deviation rates, presence of data beyond the hole depth maximum, and overlapping from-to errors within interval data. Visual validation checks were also made for obviously spurious collar co-ordinates or downhole survey values.

Site visits	> Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
CSA Global Competent Person; Leon McGarry P.Geo, has undertaken multiple personal inspections of the property during 2017 and 2018 to review exploration sites, drill core and work practices. The site geology, sample collection, and logging data collection procedures were reviewed. A semi-random selection of drill collar locations was verified. The presence of spodumene hosted lithium mineralisation was verified by the collection of independent check samples from drill core and outcrop. The outcome of the site visit was that data has been collected in a manner that supports reporting a Mineral Resource estimate in accordance with the JORC Code, and controls to the mineralisation are well-understood.

	> If no site visits have been undertaken indicate why this is the case.	Site visits have been conducted.
Geological interpretation	> Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.
Geological models developed for the deposit are based on the lithological logging of visually distinct pegmatite spodumene bearing pegmatites within amphibolite host facies. Deposit geology is well understood based on surface pegmatite outcrops and extensive drilling at spacings sufficient to provide multiple points of observation for modelled geological features. Thicker units show good continuity between points of observation and allow a higher level of confidence for volume and mineralisation interpretations. Whereas, thinner units tend to be more discontinuous and interpretations have more uncertainty.

> Nature of the data used and of any assumptions made.
Input data used for geological modelling are derived from qualitative interpretation of observed lithology and alteration features; semi-quantitative interpretation of mineral composition and the orientation of structural features; and quantitative determinations of the geochemical composition of samples returned from core drilling.

> The effect, if any, of alternative interpretations on Mineral Resource estimation.
Geological models developed for the deposit are underpinned by a good understanding of the deposit derived. Based on input drill hole data, including orientated core measurements, and surface mapping, pegmatite dikes were modelled as variably orientated sub-vertical to sub-horizontal features. Where drill data is sparse (i.e. at 80 m spacings) alternative interpretations, of the continuity of individual pegmatites between holes could be made. Alternate interpretations would adjust tonnage estimates locally but would not likely yield a more geologically reasonable result, or impact tonnage and grade estimates beyond an amount congruent with assigned confidence classifications.

> The use of geology in guiding and controlling Mineral Resource estimation.
The model developed for mineralisation is guided by observed geological features and is principally controlled by the interpreted presence or absence of spodumene bearing pegmatite. Estimated deposit densities are controlled by interpreted weathering surfaces.  Above the saprolite surface, and in outcrop, spodumene bearing pegmatites have variable Li2O grade populations, sufficiently similar to fresh rock, allowing Li2O grade estimates not to be controlled by interpreted weathering surfaces.

	> The factors affecting continuity both of grade and geology.	Geological continuity is controlled by the preference for fractionated pegmatitic fluids to follow preferential structural pathways and foliation within the amphibolite-facies host rocks. Grade continuity within the pegmatite is controlled by pegmatite thickness, degree of fluid fractionation and the intensity of spodumene alteration to muscovite and amount of weathering. Modelled continuity is impacted by post mineralisation intrusions and fault offsets in areas of limited extent

Criteria	JORC Code explanation	Commentary
Dimensions	> The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
Spodumene bearing pegmatite dikes on the property are assigned to three major corridors. Corridors extend over a strike length of up to 1.4 km and commonly have a set of thicker spodumene bearing pegmatite dikes of 10 m to 20 m true thickness at their core. These major dikes strike north-east and dip moderately to the south-east dipping. Dikes are curvi-planar in aspect, commonly becoming shallower with depth, Mineralized dikes, or a close spaced series of dikes, dike can be traced between drill hole intercepts and surface outcrops for over 1,000 meters. Dikes are intersected by drilling to a depth of 300 m down dip. Although individual units may pinch out, the deposit is open at depth. Shallow dipping, thin dikes of typically less than 3 m true thickness sit in the hanging wall of steeply dipping dikes and typically have a strike length and down dip extent of 100 to 200 m. The Mineral Resource has a maximum vertical depth of 200 m, beginning at the topography surface. On average the deposit extends to150 m below surface.

Predominantly, entire intervals of spodumene bearing pegmatite are selected for modelling. Occasionally interstitial waste of 1 to 2 m thickness may be included to facilitate modelling at a resolution appropriate for available data spacings. No minimum thickness criteria are used for modelling of dikes, however pegmatite must be present in at least two drill holes, and in at least two cross sections to ensure adequate control on model geometry. Generally, spodumene bearing pegmatite models are sufficient for use as MRE domains. Completely waste intervals below a nominal low grade limit of 0.25% Li2O were removed from the peripheries of the model.

Estimation and modelling techniques
>     The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

Samples coded by the modelled pegmatite domain they exploit were composited to a 1 m equal to the dominant raw drill hole sample interval and evaluated for the presence of extreme grades. Domained samples were grouped by their dominant orientation, as controlled by the structures they exploit, into six groups for spatial analysis within the Supervisor™ software which used to define semi-variogram models for the Li2O grades and develop search ellipsoids and parameters via a quantitative kriging analysis. A four search pass strategy was employed, with successive searches using more relaxed parameters for selection of input composite data and a larger search radius. The Piedmont Mineral Resource has been estimated using Inverse Distance Weighting into a block model created in Datamine StuidoRM®. The variable Li2O was estimated independently in a univariate sense.

	> The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.	This Mineral Resource estimate is a maiden resource. The resource estimate interpolation was checked using an Ordinary Kriged estimate and visually.
> The assumptions made regarding recovery of by-products.
Although commonly used industrial minerals such as quartz, feldspar and mica are present within dikes, there is currently insufficient information to make assumptions about the extent and grade of secondary product minerals at the deposit, or their specifications, such that they could be considered in a Mineral Resource estimate.

> Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).
Within the resource model, deleterious elements, such as iron are reported to be at acceptably to low levels. Accordingly, it is assumed that such elements will not impede the economic extraction of the modelled grade element (Li) and no estimates for other elements were generated.

> In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
A rotated block model orientated at 35 degrees was generated. Given the variable orientation and the thickness the domains, a block size of 5 mE × 10 mN × 5mRL, sub-celled to a minimum resolution of 1.25 m3, was selected to honour moderately dipping pegmatites in the across strike dimension, and the shallow dipping pegmatites in the vertical dimension. This compares to an average drill hole spacing of 40 m within the more densely informed areas of the deposit, that increases up to an 80 m spacing in less well-informed portions of the deposit. Blocks fit within all search ellipse volumes and are aligned to the dominant strike of pegmatites.

> Any assumptions behind modelling of selective mining units.
Block dimensions are assumed to be appropriate for the mining selectivity achievable via open-pit mining method and likely bench heights. At the neighbouring Hallman-Beam mine operating benches of 9 m were mined.

> Any assumptions about correlation between variables.
Only one variable is modelled. Other than lithium analyses, there are insufficient geochemical data to allow a meaningful analysis of correlation between lithium and, for example, tin and tantalum. There is no obvious correlation between pegmatite Li2O grade and density and the relationship is not considered in the estimate.

Criteria	JORC Code explanation	Commentary
> Description of how the geological interpretation was used to control the resource estimates.
The modelled pegmatite dikes host and constrain the mineralisation model. Each pegmatite domain was estimated independently with hard boundaries assumed for each domain. The dominant modelled orientation of pegmatite dike groups was used to inform search ellipse parameters so that in-situ grade trends are reflected in the block model.

> Discussion of basis for using or not using grade cutting or capping.
Domained Li2O grade data was assessed via histogram and log probability plots to identify extreme values based on observed breaks in the continuity of the grade distributions. Samples with extreme grades were visually compared to surrounding data.  Most extreme grades are encountered in high-grade portions of modelled dikes and are well constrained by surrounding holes. Where extreme grades were unusually high relative to surrounding samples, they were capped at 2.8 % Li2O. This affected two composite samples (3.02% and 3.3 % Li2O).

> The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.
Block model estimates for the Piedmont resource were validated visually and statistically. Estimated block grades were compared visually in section against the corresponding input data values. Additionally, trend plots of input data and block estimates were compared for swaths generated in each of the three principal geometric orientations (northing, easting and elevation). Statistical validation included a comparison of composite means, and average block model grades, and a validation by Global Change of Support analysis.

Moisture	> Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	Tonnages are reported on a dry basis.
Cut-off parameters	> The basis of the adopted cut-off grade(s) or quality parameters applied.	The Mineral Resource is reported using a 0.4% Li2O cut-off which approximates cut-off grades used for comparable spodumene bearing pegmatite deposits exploited by open pit mining.
Mining factors or assumptions
>     Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

The methods used to design and populate the Piedmont Mineral Resource block model were defined under the assumption that the deposit will be mined via open pit methods, since the depth, geometry and grade of pegmatites at the property make them amenable to exploitation by those methods. Inspection of drill cores and the proximity of open pit mines in similar rock formations indicate that ground conditions are likely suitable for such a mining method. The resource is constrained by a conceptual pit shell derived from a Whittle optimisation using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction. These include a commodity price equivalent to approximately $750/t for spodumene concentrate (at 6% Li2O), a mining cost of $1.85/t, a processing cost of $20/t, a maximum pit slope of 50° and appropriate recovery and dilution factors.

Metallurgical factors or assumptions
>     The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

The material targeted for extraction comprises the mineral spodumene, for which metallurgical processing methods are well established. No specific detail regarding metallurgical assumptions have been applied in the estimation the current Mineral Resource. Based on metallurgical flotation test work reported by the company, which indicates spodumene concentrate grades exceeding 6.0% Li2O and less than 1.0% Fe2O3, the Competent Person has assumed that metallurgical concerns will not pose any significant impediment to the economic processing and extraction of spodumene from mined pegmatite.

Environmental factors or assumptions
>     Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

No assumptions have been made regarding waste streams and disposal options, however the development of local pegmatite deposits within similar rock formations was not impeded by negative environmental impacts associated with their exploitation by open cut mining methods. It is reasonable to assume that in the vicinity project there is sufficient space available for the storage of waste products arising from mining.

Criteria	JORC Code explanation	Commentary
Bulk density
>     Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

In situ bulk densities for the Piedmont Mineral Resource have been assigned based on representative averages developed from determinations made on drill core collected from throughout the property. The Competent Person considers the values chosen to be suitably representative

>     The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vughs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Densities have been assigned on a lithological basis based on a total of 125 density determinations made by SGS Labs, Lakefield, Ontario on selected drill core from the deposit using the displacement method. A further 97 determinations were made by Piedmont geologists in the field also using the displacement method allowing compatibility with, and use alongside, the SGS results. Determinations made by Piedmont were predominately collected from weathered rock. Void spaces were adequately accounted for by coating samples in cling film.

> Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.
Simple averages were generated for fresh pegmatite (2.71 t/m3), pegmatite saprolite (2.39 t/m3), overburden waste rock (1.26 t/m3, saprolite waste rock (1.38 t/m3) and amphibolite country rock (2.74 t/m3)

Classification	> The basis for the classification of the Mineral Resources into varying confidence categories.
The Mineral Resource has been classified as Indicated and Inferred on a qualitative basis; taking into consideration numerous factors such as: the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates. All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred. Indicated classification boundaries were generated that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes that have an along strike and down dip continuity greater than 200 m and 50 m respectively and that have a true thickness greater than 2.5 m; and that are informed by at least two drill holes and eight samples within a range of approximately 20 m to the nearest drill hole in the along strike or strike and downdip directions. No Measured category resources are estimated.

>     Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

The classification reflects areas of lower and higher geological confidence in mineralised lithological domain continuity based on the intersecting drill sample data numbers, spacing and orientation. Overall mineralisation trends are reasonably consistent within the various lithology types over numerous drill sections.

	> Whether the result appropriately reflects the Competent Person’s view of the deposit	The Mineral Resource estimate appropriately reflects the Competent Person’s views of the deposit.
Audits or reviews	> The results of any audits or reviews of Mineral Resource estimates.
Internal audits were completed by CSA Global which verified the technical inputs, methodology, parameters and results of the estimate. The current model has not been audited by an independent third party.

Discussion of relative accuracy/ confidence
>     Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.

The Mineral Resource accuracy is communicated through the classification assigned to the deposit. The Mineral Resource estimate has been classified in accordance with the JORC Code, 2012 Edition using a qualitative approach. All factors that have been considered have been adequately communicated in Section 1 and Section 2of this Table.

>     The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.
The Mineral Resource statement relates to a global estimate of in-situ mineralised rock tonnes, Li2O% grade, estimated Li2O tonnage and the calculated lithium carbonate equivalent.
	> These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	There is no recorded production data for the property.